UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DFP Healthcare Acquisitions Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

23343Q 100

 (CUSIP Number)

David J. Clark

Deerfield Management Company, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

Copy to:

Joel L. Rubinstein

Daniel E. Nussen

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2020

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,860,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,860,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,860,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.34%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 2,500,000 shares of Class A common stock included within 2,500,000 units held by Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”); and (ii) 5,360,000 shares of Class B common stock held by DFP Sponsor LLC (the “Sponsor”) that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 4,358,334 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 625,000 warrants included in units held by Deerfield Private Design Fund IV; and (ii) 3,733,334 private placement warrants held by the Sponsor.

(3)	Based on 28,750,000 shares of common stock outstanding as of March 13, 2020, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,860,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,860,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,860,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.34%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 2,500,000 shares of Class A common stock included within 2,500,000 units held by Deerfield Private Design Fund IV; and (ii) 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 4,358,334 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 625,000 warrants included in units held by Deerfield Private Design Fund IV; and (ii) 3,733,334 private placement warrants held by the Sponsor.

(3)	Based on 28,750,000 shares of common stock outstanding as of March 13, 2020, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,460,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,460,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,460,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.38%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 2,500,000 shares of Class A common stock included within 2,500,000 units held by Deerfield Private Design Fund IV; (ii) 2,500,000 shares of Class A common stock included within 2,500,000 units held by Deerfield Partners, L.P. (“Deerfield Partners”); (iii) 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578); and (iv) 100,000 shares held by Steven Hochberg, a partner in Deerfield Management and a member of the Issuer’s board of directors and the Issuer’s chief executive officer, for the benefit, and at the direction, of Deerfield Management.

(2)	Excludes 4,983,334 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 625,000 warrants included in units held by Deerfield Private Design Fund IV; (ii) 625,000 warrants included in units held by Deerfield Partners; and (iii) 3,733,334 private placement warrants held by the Sponsor.

(3)	Based on 28,750,000 shares of common stock outstanding as of March 13, 2020, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Mgmt L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,860,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,860,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,860,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.34%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 2,500,000 shares of Class A common stock included within 2,500,000 units held by Deerfield Partners; and (ii) 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 4,358,334 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 625,000 warrants included in units held by Deerfield Partners; and (ii) 3,733,334 private placement warrants held by the Sponsor.

(3)	Based on 28,750,000 shares of common stock outstanding as of March 13, 2020, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,860,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,860,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,860,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.34%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 2,500,000 shares of Class A common stock included within 2,500,000 units held by Deerfield Partners; and (ii) 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 4,358,334 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 625,000 warrants included in units held by Deerfield Partners; and (ii) 3,733,334 private placement warrants held by the Sponsor.

(3)	Based on 28,750,000 shares of common stock outstanding as of March 13, 2020, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,460,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,460,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,460,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.38%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include: (i) 2,500,000 shares of Class A common stock included within 2,500,000 units held by Deerfield Private Design Fund IV; (ii) 2,500,000 shares of Class A common stock included within 2,500,000 units held by Deerfield Partners; (iii) 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578); and (iv) 100,000 shares held by Steven Hochberg, a partner in Deerfield Management Company, L.P. (“Deerfield Management”) and a member of the Issuer’s board of directors and the Issuer’s chief executive officer, for the benefit, and at the direction, of Deerfield Management.

(2)	Excludes 4,983,334 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 625,000 warrants included in units held by Deerfield Private Design Fund IV; (ii) 625,000 warrants included in units held by Deerfield Partners; and (iii) 3,733,334 private placement warrants held by the Sponsor.

(3)	Based on 28,750,000 shares of common stock outstanding as of March 13, 2020, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS DFP Sponsor LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,360,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,360,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,360,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.64%(3)
14	TYPE OF REPORTING PERSON OO

(1)	The reported shares include 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 3,733,334 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

(3)	Based on 28,750,000 shares of common stock outstanding as of March 13, 2020, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Steven I. Hochberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,360,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,360,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,360,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.64%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 3,733,334 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

(3)	Based on 28,750,000 shares of common stock outstanding as of March 13, 2020, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Lawrence Atinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,360,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,360,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,360,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.64%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 3,733,334 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

(3)	Based on 28,750,000 shares of common stock outstanding as of March 13, 2020, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock.

END OF COVER PAGES

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of DFP Healthcare Acquisitions Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 780 Third Avenue, New York, New York 10017.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by (i) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (ii) Deerfield Private Design Fund IV, (iii) Deerfield Management, (iv) Deerfield Mgmt L.P. (“Deerfield Mgmt”), (v) Deerfield Partners and, together with Deerfield Private Design Fund IV, the “Funds”), (vi) James E. Flynn, a natural person (“Flynn”), (vii) DFP Sponsor LLC (the “Sponsor”), (viii) Steven I. Hochberg, a natural person (“Hochberg”), and (ix) Lawrence Atinsky, a natural person (“Atinsky” and collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV, Deerfield Management, Flynn, the Sponsor and Hochberg, the “Reporting Persons”).

(b) The address of the principal business and/or principal office of the Reporting Persons is 780 Third Avenue, 37th Floor, New York, New York 10017.

(c) Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Mgmt IV is the general partner of Deerfield Private Design Fund IV. Deerfield Management is the investment manager of each of the Funds. Flynn is the sole member of the general partner of each of Deerfield Management, Deerfield Mgmt and Deerfield Mgmt IV. Each of the Funds holds a membership interest in the Sponsor. Hochberg and Atinsky are employees of Deerfield Management. Hochberg and Atinsky are the managers of the Sponsor. Deerfield Partners and Deerfield Private Design Fund IV purchase, hold and sell securities and other investment products. Hochberg is an employee of Deerfield Management. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d) During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On August 21, 2017, Deerfield Management voluntarily agreed to settle an SEC administrative proceeding relating to alleged violations of Section 204A of the Investment Advisers Act of 1940 (the “Advisers Act”), without admitting or denying the SEC’s allegations, pursuant to an order under Section 203(e) and 203(k) of the Advisers Act (the “Order”). The Order resolved the SEC’s allegations that Deerfield Management, from 2012 through 2014, violated Section 204A of the Advisers Act by failing to establish, maintain, and enforce policies and procedures reasonably designed to prevent the misuse of material, nonpublic information, particularly taking into consideration the nature of Deerfield Management’s business. The Order alleged that, as part of Deerfield Management’s research in the healthcare sector, Deerfield Management engaged third party consultants and research firms, including firms that specialized in providing “political intelligence” regarding upcoming regulatory and legislative decisions, that Deerfield Management employees based certain trading recommendations on such information, and that hedge funds advised by Deerfield Management then made those trades. The Order required Deerfield Management to cease and desist from committing or causing any violations and any future violations of Section 204A of the Advisers Act, censured Deerfield Management and provided that Deerfield Management would pay disgorgement and interest of $811,695 and a civil money penalty of $3,946,267.

Other than as set forth above in this Item 2(e), during the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Deerfield Mgmt IV, Deerfield Private Design Fund IV, Deerfield Management, Deerfield Mgmt, Deerfield Partners and the Sponsor is organized under the laws of the State of Delaware. Each of Flynn, Hochberg and Atinsky is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of each of Deerfield Partners, Deerfield Private Design Fund IV and the Sponsor. The securities described in this report as being beneficially owned by the Reporting Persons are or may be held from time to time in margin accounts established with the direct holder’s brokers or banks, and a portion of the purchase price for the securities reported herein may have been obtained through margin borrowing. Securities held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

ITEM 4.	PURPOSE OF THE TRANSACTION

Founder Shares

On December 30, 2019, the Sponsor purchased an aggregate of 4,312,500 shares of Class B common stock, par value $0.0001 per share (the “Founder Shares”), from the Issuer in exchange for a capital contribution of $25,000. In January 2020, the Sponsor transferred 100,000 Founder Shares to each of Hochberg, Christopher Wolfe, the Issuer’s Chief Financial Officer, and Richard Barasch, the Issuer’s Executive Chairman, and 30,000 Founder Shares to each of Dr. Jennifer Carter, Dr. Mohit Kaushal and Dr. Gregory Sorensen, the Issuer’s directors, for the same per-share price initially paid by the Sponsor, resulting in the Sponsor holding 3,922,500 Founder Shares. On February 19, 2020, the Issuer effected a 1:1 1/3 stock split of its shares of Class B common stock resulting in the Sponsor holding 5,360,000 Founder Shares. The Class A Common Stock held by Hochberg and reported herein is held for the benefit, and at the direction, of Deerfield Management.

The Founder Shares will automatically convert into shares of Class A Common Stock on the first business day following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued in connection with the Issuer’s initial business combination, the ratio at which the Founder Shares will convert into shares of Class A Common Stock will be adjusted (unless the holders of a majority of the outstanding Founder Shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A Common Stock outstanding after such conversion (after giving effect to any redemptions of Class A Common Stock by public stockholders), including all shares of Class A Common Stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued by the Issuer in connection with or in relation to the consummation of its initial business combination, excluding any shares of Class A Common Stock or equity-linked securities exercisable for or convertible into Class A Common Stock issued, or to be issued, to any seller in the initial business combination and any warrants issued upon conversion of working capital loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Public Units

On March 13, 2020, each of Deerfield Private Design Fund IV and Deerfield Partners purchased 2,500,000 units of the Issuer for $10.00 per unit, or $50,000,000 in the aggregate, in the Issuer’s initial public offering. Each unit consists of one share of Class A Common Stock and one-fourth of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment.

Private Placement Warrants Purchase Agreement

On March 13, 2020, the Sponsor purchased from the Issuer an aggregate of 3,733,334 warrants (the “Private Placement Warrants”) pursuant to the terms of a private placement warrants purchase agreement, dated as of March 10, 2020 (the “Private Placement Warrants Purchase Agreement”). The Private Placement Warrants are identical to the warrants included in the units sold by the Issuer in its initial public offering, except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by the Issuer, (ii) may not (including the Class A Common Stock issuable upon exercise of such Private Placement Warrants), subject to certain limited exceptions, be transferred, assigned or sold by such holders until 30 days after the completion of the Issuer’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.

The foregoing description of the Private Placement Warrants Purchase Agreement is qualified in its entirety by reference to the Private Placement Warrants Purchase Agreement which is attached hereto as Exhibit 1.

Letter Agreement

On March 10, 2020, the Sponsor and Hochberg agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”), to (i) waive their redemption rights with respect to the Founder Shares and shares of Class A Common Stock in connection with the completion of the Issuer’s initial business combination, (ii) waive their redemption rights with respect to their Founder Shares and shares of Class A Common Stock in connection with a stockholder vote to approve an amendment to the Issuer’s second amended and restated certificate of incorporation to modify the substance or timing of the Issuer’s obligation to redeem 100% of the Class A Common Stock if the Issuer has not consummated an initial business combination within 24 months from the closing of its initial public offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity and (iii) waive their rights to liquidating distributions from the trust account with respect to their Founder Shares if the Issuer fails to complete its initial business combination within 24 months from the closing of its initial public offering (although they will be entitled to liquidating distributions from the trust account with respect to any other shares of Class A Common Stock they hold if the Issuer fails to complete its initial business combination within the prescribed time frame). If the Issuer submits its initial business combination to its stockholders for a vote, the Sponsor and Hochberg have agreed to vote their Founder Shares in favor of the initial business combination, and the Sponsor and Hochberg has also agreed to vote any other shares of Class A Common Stock in favor of the initial business combination.

The Founder Shares, Private Placement Warrants and any shares of Class A Common Stock issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the initial business combination, (x) if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which the Issuer complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the Private Placement Warrants and any shares of Class A Common Stock issued upon conversion or exercise thereof until 30 days after the completion of the initial business combination, except in each case (a) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial business combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of the Issuer’s liquidation prior to the completion of our initial business combination; (g) by virtue of the laws of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; or (h) in the event of our liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to our completion of the initial business combination; provided, however, that in the case of clauses (a) through (e) or (g) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the Letter Agreement and by the same agreements entered into by the Sponsor with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions described elsewhere in this prospectus). In addition, the Private Placement Warrants and the shares underlying those warrants may not be sold transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the Registration Statement or commencement of sales of the public offering, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners, provided that all securities so transferred remain subject to the lockup restriction above for the remainder of the time period.

In addition, the Letter Agreement provides that in order to finance transaction costs in connection with an intended initial business combination, the Sponsor, members of the Issuer’s management team or their affiliates may, but is not obligated to, loan to the Issuer funds as may be required. If the Issuer completes an initial business combination, the Issuer would repay such loaned amounts. In the event that the initial business combination does not close, the Issuer may use a portion of the working capital held outside its trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 2.

Registration Rights Agreement

On March 10, 2020, the Issuer, the Sponsor, Hochberg and the other holders named therein entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer granted the Sponsor, Hochberg and the other holders registration rights with respect to the Founder Shares, Private Placement Warrants, shares of Class A Common Stock underlying the Placement Warrants, and securities that may be issued upon conversion of working capital loans. The Sponsor and other holders of such securities are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933, as amended (the “Securities Act”). In addition, these holders have “piggy-back” registration rights to include such securities in other registration statements filed by the Issuer.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 3.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination, purchasing additional shares and/or warrants, selling some or all of its shares of common stock and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. In addition, as the Issuer’s chief executive officer and member of the Issuer’s board of directors, Hochberg will be involved in reviewing transactions that may result in a business combination. The Reporting Persons may purchase shares of the Issuer’s common stock and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining stockholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) Hochberg and Atinsky are the managers of the Sponsor and share voting and dispositive power over the securities held by the Sponsor. Deerfield Partners, Deerfield Private Design Fund IV, Richard Barasch, through an investment vehicle, and Christopher Wolfe are the members of the Sponsor and may be entitled to distributions of the securities held by the Sponsor.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Private Placement Warrants Purchase Agreement, dated March 10, 2020, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on March 13, 2020 (File No. 001-39248)).
2	Letter Agreement, dated March 10, 2020, among the Issuer, its officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 13, 2020 (File No. 001-39248)).
3	Registration Rights Agreement, dated March 10, 2020, among the Issuer, the Sponsor and the other holders party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on March 13, 2020 (File No. 001-39248)).
11*	Joint Filing Agreement by and among the Reporting Persons.
99.1	Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Proteon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 4, 2017 by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., and James E. Flynn.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2020

DEERFIELD MGMT IV, L.P.

By: J.E. Flynn Capital IV, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By: Deerfield Mgmt IV, L.P, General Partner By: J.E. Flynn Capital IV, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MGMT L.P.

By: J.E. Flynn Capital, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner By: J.E. Flynn Capital LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

STEVEN I. HOCHBERG

/s/ Steve Hochberg

LAWRENCE ATINSKY

/s/ Lawrence Atinsky

DFP SPONSOR LLC

/s/ Lawrence Atinsky
Name: Lawrence Atinsky
Title: Manager

Schedule A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital, LLC. The address of the principal business and/or principal office of Deerfield Mgmt IV and J.E. Flynn Capital, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Partners, L.P.

The general partner of Deerfield Partners is Deerfield Mgmt. The address of the principal business and/or principal office of Deerfield Mgmt and Deerfield Partners is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Mgmt IV, L.P.

The general partner of Deerfield Mgmt IV is J.E. Flynn Capital IV, LLC. The address of the principal business and/or principal office of Deerfield Mgmt IV and J.E. Flynn Capital IV, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Private Design Fund IV, L.P.

The general partner of Deerfield Private Design Fund IV is Deerfield Mgmt IV. The address of the principal business and/or principal office of Deerfield Mgmt IV and Deerfield Private Design Fund IV is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.